VIACOM INC.

SENIOR NOTES OFFERING – FINAL TERMS

Issuer Free Writing Prospectus

Dated December 7, 2011

Filed Pursuant to Rule 433

Registration Statement No. 333-162962

	2.500% Senior Notes due 2016	3.875% Senior Notes due 2021

Issuer:	Viacom Inc.

Ratings:*	Baal (stable) / BBB+ (stable) / BBB+ (stable)

Format:	SEC Registered

Securities:	Senior Notes

Trade Date:	December 7, 2011

Settlement Date (T+3):	December 12, 2011

Interest Payment Dates:	The Notes will accrue interest from December 12, 2011 and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2012.

Principal Amount Offered Hereby:	$400,000,000	$600,000,000

Maturity Date:	December 15, 2016	December 15, 2021

Price to Public:	99.366% per Note	98.361% per Note

Gross Spread:	0.350%	0.450%

Net Proceeds:	$396,064,000	$587,466,000

Coupon:	2.500%	3.875%

Yield to Maturity:	2.636%	4.076%

Spread to Benchmark Treasury:	+175 bps	+205 bps

Benchmark Treasury:	0.875% Note due November 30, 2016	2.000% Note due November 15, 2021

Benchmark Treasury Price / Yield:	99-30.25+ / 0.886%	99-24+ / 2.026%

Make-Whole Call:	Treasury Rate plus 30 bps	Treasury Rate plus 30 bps

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

Day Count:	30/360

CUSIP:	92553P AH5	92553P AJ1

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBS Securities Inc. toll-free at 1-866-884-2071.

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